UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BANCOLOMBIA S.A. (Registrant)
Date: December 19, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENTS BY THE BOARD OF DIRECTORS

Medellin, Colombia, December 19, 2011

Today, the Board of Directors of BANCOLOMBIA S.A. (“Bancolombia”), made the following appointments:

Mr. Sergio Restrepo Isaza was appointed Vice President of Capital Markets, a role he has been performing along with the role of Vice President of Corporate Development. Mr. Restrepo was President of Corfinsura and held various managerial positions in the same corporation such as Vice President of Investment Banking from 1996 to 2004, International and Investments Vice President from 1993 to 1996 and Assistant President, Regional Manager, International Sub-Manager and Projects Director. Mr. Restrepo holds a degree in Business Administration from EAFIT and a Master of Science in Management from Stanford University.

Mr. Jaime Velásquez Botero was appointed interim Vice President of Corporate Development. Mr. Velásquez has been serving as Chief Financial Officer since 1997 and served in several management positions in the Economic Department and Investor Relations Department from 1989 to 1997. Mr. Velasquez holds a degree in Economics of the Universidad de Antioquia in Medellín.

Mr. Jose Humberto Acosta Martin was appointed interim Chief Financial Officer. Mr. Acosta has been serving as Director of International Banking since 2005 and previously served as International Division Manager of Corfinsura, Methods and Organization Division Manager and General Manager of Mergers, among others. Mr. Acosta holds a degree of Business Administration from the Universidad Externado de Colombia and an MBA of the Universidad de la Sabana.